Exhibit 99.2

ENERPLUS RESOURCES FUND

FORM OF PROXY

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON MAY 9, 2008

The undersigned unitholder of ENERPLUS RESOURCES FUND (the "Fund") hereby appoints Gordon J. Kerr, the President & Chief Executive Officer of EnerMark Inc. (the administrator of the Fund), or failing him, David A. McCoy, the Vice President, General Counsel & Corporate Secretary of EnerMark Inc., or instead of either of the foregoing ________________________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned in respect of all matters that may come before the annual general and special meeting of the unitholders of the Fund to be held on May 9, 2008, including any adjournment thereof (the "Meeting"), to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder’s discretion except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the trust units of the Fund represented by this Form of Proxy in the following manner:

1.	FOR ____ or WITHHOLDING FROM VOTING ____ the ordinary resolution to nominate as directors of EnerMark Inc. the nominees described in the accompanying Information Circular and Proxy Statement.

2.	FOR ____ or WITHHOLD FROM VOTING ____ the ordinary resolution to appoint of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Fund.

3.	FOR ____ or AGAINST ____ the ordinary resolution to approve the unallocated rights under the Fund's Trust Unit Rights Incentive Plan.

4.	FOR ____ or AGAINST ____ the ordinary resolution to amend the Fund's Trust Unit Rights Incentive Plan.

5.	FOR ____ or AGAINST ____ the ordinary resolution to approve the continuation and the amendment and restatement of the Fund's Unitholder Rights Plan Agreement.

6.	FOR ____ or AGAINST ____ the extraordinary resolution to remove and replace the current trustee of the Fund.

The Board of Directors and management of EnerMark Inc. recommend that unitholders vote FOR the above matters.

This proxy is solicited by management of EnerMark Inc. on behalf of the Fund.  The trust units represented by this Form of Proxy will be voted, where the unitholder has given a choice above, as directed or, if no direction is given, FOR such proposal.  The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Form of Proxy and the Notice of Meeting and Information Circular and Proxy Statement and with respect to any other matters which may be properly brought before the Meeting.  This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Information Circular and Proxy Statement.

The undersigned hereby revokes any prior proxies.

DATED this ____ day of _________________, 2008

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Signature of Unitholder

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Name of Unitholder
(Please Print)

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NOTES:

A unitholder has the right to appoint a person, who does not have to be a unitholder, to attend and act on his or her behalf at the Meeting other than the persons designated in this Form of Proxy.  This right may be exercised by inserting that other person’s name in the blank space provided for that purpose and striking out the other names or by completing another proper Form of Proxy and, in either case, by delivering the completed Form of Proxy to the Fund as indicated below.

This Form of Proxy must be dated and executed by the unitholder (using exactly the same name in which the Trust Units are held) or by his attorney authorized in writing or, if the unitholder is a body corporate, by a duly authorized officer or attorney thereof.  A copy of any such authorization should accompany this Form of Proxy.  Persons signing as executors, administrators, trustees, etc. should so indicate.  If this Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the Fund by the unitholder.

In order for this Form of Proxy to be effective, it must be signed and deposited with CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof.